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                              June 13, 2022

       Farshad Yousufi
       Chief Executive Officer
       Fintor Assets, LLC
       10661 Johansen Drive
       Cupertino, CA 95014

                                                        Re: Fintor Assets, LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted May 20,
2022
                                                            CIK No. 0001874978

       Dear Mr. Yousufi:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2021 letter.

       Amended Draft Offering Statement

       Property Disposition Fee, page 31

   1.                                                   Refer to prior comment
2. We note your continue to state on page 31 and elsewhere that it is expected that this
disposition fee charged to a series will range from five to eight percent of the property
sale price. We also note your revised disclosure that the Manager currently anticipates
that its disposition fee for the property will be 8%. Given the range of this fee, please
clarify the amount of the fee and how the fee will be determined for the series #SWEET property.
       Property Overview, page 37

   2.                                                   Refer to prior comment
4. Please clarify who provided the home appraisal on the
                                                        #SWEET property
produced by a third party on March 17, 2022. Please file the consent
 Farshad Yousufi
Fintor Assets, LLC
June 13, 2022
Page 2
      of the third party as an exhibit. Provide the disclosure required by Item 13(b) of Part II of
      Form 1-A, as applicable.
Plan of Operations, page 40

3. Please provide expanded disclosure in response to prior comment 5 to clarify what factors you will take into account when determining whether a disposition of the properties will occur.
Signatures, page 57

4. Refer to prior comment 11. The offering statement should be signed by each of your principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body. Please further revise your signatures section to indicate in each capacity each person is signing.
        You may contact Ameen Hamady at (202) 551-3891 or Shannon Menjivar at
(202) 551-
3856 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameFarshad Yousufi
                                                             Division of
Corporation Finance
Comapany NameFintor Assets, LLC
                                                             Office of Real
Estate & Construction
June 13, 2022 Page 2
cc:       Daniel McAvoy, Esq.
FirstName LastName